Mail Stop 4561

September 5, 2006

G. Lynn Boggs, Chief Executive Officer
Goldleaf Financial Solutions, Inc.
9020 Overlook Boulevard, Third Floor
Brentwood, Tennessee 37027

> **RE:** **Goldleaf Financial Solutions, Inc. (f/k/a Private Business, Inc.)**
> **Registration Statement on Form S-1/A**
> **File No. 333-133542**
> **Filed August 22, 2006**

Dear Mr. Boggs:

We have reviewed your amended filing and have the following comments.
Where indicated, we think you should revise your document in response to these
comments.

General

1. In your next amendment, please be sure to file all exhibits that have not yet been
   filed, including the legality opinion.

Principal Shareholders, page 75

2. Please update the beneficial ownership to the latest date practicable.

Material U.S. Federal Income Tax Considerations for Non U.S. Holders of Common
Stock, page 94

3. We note the disclosure in the final paragraph of page 97. Because investors
   should be able to rely on all information in the registration statement, this
   statement should be removed.

Goldleaf Financial Solutions, Inc.

Notes to Consolidated Financial Statements – Unaudited

D. Acquisitions, pages F-17 and F-18

1. We note that during the quarter ended June 30, 2006 you revised your purchase price allocations for the P.T.C. Banking Systems and Goldleaf Technologies acquisitions based on updated analysis. Tell us how you determined that adjustments to your prior allocations were appropriate and the methodology used to make these determinations. In particular, describe the reasons for the changes in each of the GTI intangible assets and the deferred tax asset and provide us with your analysis related to these assets. Tell us and disclose any additional information you intend to obtain for the purpose of finalizing your purchase price allocation and when you expect to finalize the allocation. Discuss the manner in which the additional information is expected to impact your purchase price allocation and its impact on your future results of operations. Explain how you have complied with the disclosures required by paragraph 51.h. of SFAS No. 141.

ACH Manager and Client ("ACH") and Remote Deposit Revenue, pages F-18 and F-19

2. We note that as a result of modifications to certain customer agreements that the revenue recognition model being applied for ACH Manager and Client and Remote Deposit Revenue has changed to SOP 97-2 and that you began recognizing the up-front fees upon customer implementation. Disclosure within the Goldleaf Technologies, Inc. audited financial statements (page F-68) states that the up-front fees were deferred and recognized over the estimated life of the customer relationship because the Company had "not established sufficient evidence of stand-alone value of the distinct elements of the arrangement." Tell us when, and by what method, VSOE was established for the various elements included in these arrangements in order to permit upfront recognition of the up-front fees under SOP 97-2. In addition, we note that you quantify the impact on second quarter revenues from modifications to first quarter contracts. Revise to also disclose what impact, if any, this change had on revenue in the second quarter and is expected to have in future periods.

*   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tammy Tangen at (202) 551-3443 or Craig Wilson at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc.   Charles D. Vaughn, Esq.
         by facsimile at 404-817-6085